CI Financial

09047042

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com

SEC Mail Processing Section

SEP 17 2009

Washington, DC

SUPPL

September 1, 2009

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI ~~Financial Corp~~ Fund Management Inc. (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Interim Financial Statements for the period ended June 30, 2009.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

dlw 9/30

j:\ci\cix\letters\sec-ltr-sep09.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $159 million in July

TORONTO (August 4, 2009) – CI Financial Corp. ("CI") today reported gross sales of $624 million and net sales of $159 million in July. CI posted its fifth consecutive month of asset growth, with assets under management at July 31, 2009, reaching $61.6 billion, an increase of $1.6 billion or 2.7% for the month. Total fee-earning assets were $89.5 billion, an increase of $2.1 billion or 2.4% for July.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail net sales of $149 million in long-term funds and $10 million in money market funds for the month.

As of July 31, 2009, assets under management consisted of investment funds and structured products at CI Investments and United Financial of $57.6 billion, and institutional assets of $3.9 billion. CI also reported assets under administration of $27.1 billion, which consisted of $19.9 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $7.2 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $774 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP. July 31, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$542	$393	$149
Short-term funds	$82	$72	$10
TOTAL RETAIL FUNDS	$624	$465	$159

FEE-EARNING ASSETS	Jun 30/09 (millions)	July 31/09 (millions)	% Change
Retail assets under management	$56,016	$57,640	2.9%
Institutional managed assets	3,927	3,944	0.4%
TOTAL assets under management	$59,943	$61,584	2.7%
Assante assets under administration*	19,479	19,908	2.2%
Blackmont assets under administration	7,133	7,210	1.1%
TOTAL assets under administration	$26,612	$27,118	1.9%
CI other fee-earning assets	796	774	-2.8%
TOTAL FEE-EARNING ASSETS	$87,351	$89,476	2.4%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Jun 30/09 (millions)	July 31/09 (millions)	% Change
Monthly average retail assets	$55,640	$55,671	0.1%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Jun 30/09 (millions)	July 31/09 (millions)	% Change
Quarterly average retail assets	$53,727	$55,671	3.6%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	July 31/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$51,869	-13.9%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	292,396,103	Bank debt	$864
QTD weighted avg. shares	292,378,897	Cash and marketable securities	(57)
Yield at $21.10	2.8%	Net debt outstanding	$807
In-the-money options	7,013,272	In-the-money option liability (net of tax)	$13
Percentage of all options	99%	Terminal redemption value of funds	$799
All options % of shares	2.4%	Quarter-to-date equity-based compensation**	$8

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($19.14) to July 31/2009 ($21.10)

GEOGRAPHIC EXPOSURE OF AUM			
Canada	46%	Asia	2%
United States	23%	Other	9%
Europe	7%	Cash	13%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Financial
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces earnings conference call and webcast

TORONTO (August 4, 2009) – CI Financial Corp. ("CI") will release its financial results for the second quarter of fiscal 2009 on Tuesday, August 11, 2009. The results will be released on Canada Newswire and www.ci.com/cix.

Chief Executive Officer William T. Holland will host a conference call with analysts that day at 4:00 p.m. Eastern time. The call and a slide presentation will be accessible through a webcast at www.ci.com/q2. Alternatively, investors may listen to the discussion by dialling (416) 644-3419 or 1-800-595-8550.

The call will be available for playback at 6 p.m. that day until August 25, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 21311573, followed by the number sign). The webcast will be archived at www.ci.com/q2.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $89.5 billion in fee-earning assets at July 31, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Investor Relations
CI Financial Corp.
(416) 364-1145